UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Midlands Innovation and Research Centre

Dublin Road, Athlone

County Westmeath

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Employment Agreement and Restricted Ordinary Share Award Agreement with Anthony P. Zook

Innocoll AG (the "Company") entered into an employment agreement with Anthony P. Zook under which he is entitled to receive an initial annual base salary of $500,000 and which provides that Mr. Zook will serve as the Company's chief executive officer (CEO) and as the chairperson of its management board (Vorstandsvorsitzender). Mr. Zook is further eligible to receive an annual target performance bonus of 55% of his base salary, based on certain annual corporate goals and individual performance goals established annually by the Company's supervisory board. The supervisory board has discretion to pay the annual target performance bonus to Mr. Zook even if the corporate and individual goals are not fully achieved and it also has the discretion to increase Mr. Zook's total annual target bonus to up to 150% of the annual target performance bonus if the corporate and individual goals are exceeded. The supervisory board and the compensation committee of the supervisory board followed an extensive process to evaluate Mr. Zook and his qualifications and to arrive at a compensation package that was fair and in the best interests of the Company's shareholders, including consulting with an outside compensation consultant.

The Company's supervisory board also approved, subject to the approval of the shareholders of Innocoll, a grant to Mr. Zook, of 37,761 restricted ordinary shares, which represents 2.25% of the outstanding ordinary shares of the Company, and entered into a related restricted share award agreement with Mr. Zook. The issuance of such restricted ordinary shares is completely subject to the approval of the shareholders of Innocoll and to be effective, must be approved at an annual or extraordinary meeting of the Company’s shareholders by a vote of the holders of not less than two-thirds of the ordinary shares present and voting at such meeting. The Company has agreed to take all reasonable steps to include a proposed resolution approving such issuance in the invitation for the next annual or extraordinary meeting of the Company’s shareholders to be held in 2015 and to take all reasonable action necessary to solicit and gain approval for such issuance. Pursuant to the award agreement, Mr. Zook is required to subscribe to the restricted ordinary shares at their nominal value per share of EUR 1.00 each. The restricted ordinary shares are subject to a repurchase right by the Company if Mr. Zook's employment with the Company terminates for any reason other than in connection with a change of control, which repurchase right lapses for 33.3% of the restricted ordinary shares upon the first anniversary of the grant date and thereafter, for an additional 8.3325% of the restricted ordinary shares on a quarterly basis. If Mr. Zook's employment with the Company terminates within 180 days before or after the occurrence of a change of control, the Company's repurchase right lapses for all the restricted ordinary shares. The award agreement further provides that Mr. Zook may not assign, pledge or otherwise transfer the restricted ordinary shares until the earlier of the fourth anniversary of the date of the award agreement and a change of control.

The employment agreement further provides that, for each calendar year of Mr. Zook's continuing employment, starting in 2016, the supervisory board is required to consider an annual grant of options to purchase ordinary shares to Mr. Zook based upon a variety of factors deemed important to the supervisory board including the Company’s performance and the competitiveness of Mr. Zook's compensation within the relevant market, with a target for consideration of 0.5% of the number of ordinary shares issued and outstanding on the date of the grant. The annual equity grant is in the sole discretion of the supervisory board's compensation committee and the supervisory board as a whole. The compensation committee and the supervisory board further have the discretion to issue additional equity compensation, including but not limited to options, as the supervisory board may determine from time to time and will consider changes in the capital of the Company when making such decisions. In addition, as soon as practicable after Mr. Zook commences employment, he may, but is not required to, purchase $500,000 in ordinary shares from the Company based on their then-current market price. After five years of employment by the Company, Mr. Zook shall own ordinary shares in the Company, on a continuing basis, having a market value equal to no less than three times his then-current base salary.

The employment agreement also provides that if Mr. Zook's employment with the Company is terminated by the Company for reasons other than cause, or as a result of his death or disability or by Mr. Zook for good reason, Mr. Zook is entitled to continue to receive his base salary and reimbursement for all medical, dental and life insurance benefits for a period of one year after the termination. If Mr. Zook dies during his employment with the Company, his estate is entitled to all his compensation and benefits through the date of his death and to the proceeds from any applicable policy of life insurance obtained by the Company for the benefit of these beneficiaries. In the event Mr. Zook is unable to perform his duties and responsibilities to the Company to the full extent required by the supervisory board by reason of illness, injury or incapacity for 90 consecutive days, or for more than 120 days in the aggregate during any period of 12 consecutive calendar months, he is entitled to all compensation and benefits earned through the date of disability and to the proceeds from any applicable disability insurance policy obtained by the Company for his benefit. If Mr. Zook's employment is terminated within 180 days before or after a change in control, (a) by the Company for any reason other than cause, (b) as a result of his death or disability, or (c) by Mr. Zook for good reason, then any and all of the restricted ordinary shares of the Company owned by Mr. Zook that remain subject to forfeiture shall automatically become no longer subject to forfeiture upon the latter to occur of: (i) the occurrence of the change in control, or (ii) the termination of his employment as provided above; provided, however, that Mr. Zook provides the management or the supervisory board with written notice of the occurrence of an event constituting good reason within 30 days of the occurrence of such event and the Company fails to cure or rectify such event within 30 days after receiving such written notice, at Mr. Zook's option, exercisable within 30 days after the expiration of such cure period, Mr. Zook may resign from the employment relationship established with the Company, or, if involuntarily terminated without cause, give notice of intention to collect compensation and benefits under the employment agreement by delivering a notice in writing to the management board and/or the supervisory Board, and in such event, he is entitled to continue to receive his base salary and reimbursement for all medical, dental and life insurance benefits for a period of one year after the termination, as well as, the acceleration of vesting of his equity compensation, subject to limitations imposed under German law.

Pursuant to the employment agreement, Mr. Zook also agreed to a no-solicitation covenant and a covenant not to compete with the Company worldwide during his employment with the Company and for a period of 365 days thereafter, which period shall be automatically extended for any period of time during which the he has breached, or threatened to breach the relevant provisions.

Executive Employment Agreement with Michael Myers, Ph.D.

The Company’s subsidiary, Innocoll, Inc. entered into an executive employment agreement with Dr. Myers which replaces his existing employment agreement and which provides that Dr. Myers will serve as the Head of Portfolio Operations of Innocoll, Inc. and as a member of the management board of the Company, reporting to the CEO of the Company on all matters. The employment agreement provides for a term from January 1, 2015 through December 31, 2015, which term can be extended by Innocoll, Inc., in its sole discretion, by up to six months by not less than 90 days written notice to Dr. Myers. Pursuant to the employment agreement, Dr. Myers receives a base salary of $445,479 and a monthly expense allowance and other reimbursements in the aggregate amount of $4,000 as well as other group insurance and fringe benefits provided by Innocoll, Inc. for its other executives. In addition, the Company's supervisory board has assessed the performance of Dr. Myers during 2014 and has determined the bonus amount payable to Dr. Myers for services performed during 2014 to be $232,423. The supervisory board will also consider the grant of stock options of the Company to Dr. Myers, but has no obligation with respect thereto. In addition, at the end of 2015, Dr. Myers will be considered, in the normal course of the year-end evaluations for a bonus based on annual corporate goals and individual performance goals established by the supervisory board of the Company and, in its discretion, for equity grants. However, the employment agreement provides that for 2015, in any event, Dr. Myers is entitled to a bonus of at least 30% and not more than 60% of his base salary. If the term of Dr. Myers' employment is extended beyond December 31, 2015, he also is entitled to receive a pro rata bonus for 2016 equal to the product of 1/12 of his bonus for 2015 times the number of months that the term has been extended.

The employment agreement also provides that if Dr. Myers' employment is terminated by Innocoll, Inc. for reasons other than cause, or as a result of his death or disability, Dr. Myers is entitled to continue to receive his base salary and reimbursement for all medical, dental and life insurance benefits until the later of one year after the termination and December 31, 2016. If Dr. Myers' employment relationship ends as a result of his admission of any dishonest or illegal act or omission; his conviction of any misdemeanor or felony pertaining to or involving dishonesty, harassment or violence; any negligent act or omission by him which has a material adverse effect upon Company; his willful misconduct; his failure to implement or observe any lawful directive of the Company's management board or supervisory board, or as a result of the fact that any of his representations contained in the employment agreement is materially false or misleading or he breaches, violates or defaults on any of the covenants, duties or obligations imposed upon him pursuant to the employment agreement and he fails to cure any curable breach within 30 days from notice thereof he is not entitled to any compensation or benefits of any nature upon termination. If Dr. Myers dies during his employment with Innocoll, Inc., his estate is entitled to all his compensation and benefits through the date of his death less the proceeds from any applicable policy of life insurance obtained by the Company for the benefit of these beneficiaries. In the event Dr. Myers is unable to perform his duties and responsibilities to the Company to the full extent required by the management board by reason of illness, injury or incapacity for 90 consecutive days, or for more than 120 days in the aggregate during any period of 12 consecutive calendar months, he is entitled to all compensation and benefits earned through the date of disability less the proceeds from any applicable disability insurance policy obtained by the Company for his benefit. Dr. Myers may terminate his employment upon 90 days advance written notice at any time unless earlier terminated by Innocoll, Inc. In such event, he is entitled to receive salary continuation for one year thereafter and continuation of medical, dental, and life insurance benefits for one year thereafter.

Pursuant to the employment agreement, Dr. Myers also agreed to a no-solicitation covenant and a covenant not to compete with the Company worldwide during his employment with the Company and for a period ending on the latter of December 31, 2017, or two years following the date his employment relationship ends, which period shall be automatically extended for any period of time during which the he has breached, or threatened to breach the relevant provisions.

The supervisory board also ratified grants to Dr. Myers and Gordon Dunn, the Company's Chief Financial Officer, of previously disclosed options to acquire 10,744 and 4,672 ordinary shares, respectively, at an exercise price of $119.25 per ordinary share exercisable through June 15, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer

Date: December 19, 2014